October 4, 2007

Mail Stop 4561

Michael H. Price
Chairman of the Board, President and Chief Executive Officer
Mercantile Bank Corporation
310 Leonard Street NW
Grand Rapids, Michigan 49504
By U.S. Mail and facsimile to (616)-726-1500

Re: Mercantile Bank Corporation
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
File No. 000-26719

Dear Mr. Price:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant